Exhibit 99.3

(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC.

FOR THE YEAR ENDED DECEMBER 31, 2018

Dated: March 26, 2019

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

TABLE OF CONTENTS

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD UP TO MARCH 26, 2019		3
1.1.	Date and forward-looking statements	5
1.1.1	Forward-looking statements and risk factors	5
1.2.1	Description of business	6
1.2.2	Committee Bay and Gibson MacQuoid projects	7
	Committee Bay	7
	Gibson MacQuoid	11
1.2.3	Peruvian exploration projects	11
	Sombrero gold-copper project	11
	Huilacollo	14
	Baños del Indio	14
1.2.4	Homestake Ridge project	15
1.2.5	Qualified persons and technical disclosures	15
1.3	Selected annual financial information	17
1.4	Discussion of operations	17
1.5	Summary of quarterly results	20
1.6/1.7	Financial position and liquidity and capital resources	21
1.8	Off-balance sheet arrangements	26
1.9	Transactions with related parties	26
1.1	Subsequent events	26
1.11	Proposed transactions	26
1.12	Critical accounting estimates	27
1.13	Changes in accounting policies including initial adoption	28
1.14	Financial instruments and other instruments	31
1.15	Other requirements	31

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

HIGHLIGHTS FOR THE YEAR ENDED DECEMBER 31, 2018 AND THE PERIOD UP TO MARCH 26, 2019

Corporate highlights

●
On March 15, 2019, the Company announced a non-brokered private placement for gross proceeds of $3,500. The placement will consist of approximately 2,187,500 common shares (the “Shares”) priced at CAD$1.60 per Share (the “2019 Offering”).

●
On February 15, 2019 the Company announced that Jeffrey Mason, CPA, CA, was appointed to its Board of Directors. Mr. Mason is a corporate and financial professional with over 25 years of experience serving public companies in the mining and mineral exploration industry.

●
On December 19, June 25, April 26 and April 17 of 2018, the Company announced the expansion of claim holdings at its Sombrero copper and gold project, in Southern Peru. The culmination of two different staking efforts and the signing of two option agreements have increased the Company’s Sombrero project to approximately 120,000 hectares encapsulating areas that produced the highest geochemical responses from a regional scale stream sediment survey conducted in late 2017.

●
On August 16, 2018, the Company completed a non-brokered flow-through private placement (the “August 2018 Offering”) by issuing 2,084,375 flow-through common shares priced at CAD$1.60 per flow-through share, 1,215,000 charity flow-through common shares priced at CAD $1.75 and 1,000,000 charity flow-through shares priced at CAD$ 1.87 per charity flow-through share (collectively the “August 2018 Flow-Through Shares) for gross proceeds of $7,331.

●
On March 23, 2018, the Company closed a bought deal offering (the “March 2018 Offering”) for gross proceeds of US$ 7.8 million. A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share. In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million.

Operational highlights

●
On March 12, 2019, the Company announced the results from recent trenching at the Fierrazo area within the Sombrero project. Results from the first trench of 2019 was 184 meters of 0.57% Copper equivalent1 which encompasses three high grade intervals: 20 meters of 1.53 % CuEq; 24 meters of 0.76% CuEq; and 20 meters of 0.95% CuEq.

●
On February 19, 2019 the Company announced the results of applying machine learning to its geological datasets to aid in the targeting process at its Committee Bay project. Highlights included the generation of 12 new targets and the identification of an additional parallel shear zone located to the north of the Aiviq structure.

●
On January 7, 2019 the Company announced the identification of significant copper mineralization at Milpoc. Select grab sample results ranged from 0.1 – 8.45% copper and 0.06 – 101 g/t silver.

●
Throughout the second half of 2018, the Company released results from its ongoing surface programs at the Sombrero project and outlined the multiple copper-gold drill targets to be drill tested in 2019. Highlights from these results include a trench with 30 meters of 1.93% CuEq and grabs samples from within the Ferrobamba limestone of up to 31.6 g/t Au and 5.35% Cu. The Company also announced that it had initiated the drill permit process for its Sombrero Main target.

●
On November 13, 2018. the Company released drill results from its 9,200 meter drill program at its Committee Bay project in Nunavut. The program focused on the Aiviq and Kalulik prospects and included the discovery of a gold-bearing hydrothermal system, the sampling of additional high-grade rock and the identification of additional targets within the 20 km shear zone that hosts these prospects.

1 Metal price used for 2019 CuEq calculations: Au $1300/oz and Cu $3.00/lb, no adjustments for metallurgical recoveries have been made. Metal price used for 2018 CuEq calculations: Au $1300/oz and Cu $3.28/lb, no adjustments for metallurgical recoveries have been made.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

Operational highlights (continued)

●
On June 19, 2018, the Company released the first of the 2018 results from its surface program at the Sombrero project. Highlights from these results include trenches with 99 meters of 0.46% CuEq and 105 meters of 0.3% CuEq in areas where the observed mineralization disappears beneath the volcanic cover and remains open. Additionally, several high-grade gold structures were sampled with results up to 193 g/t Au.

●
On April 17, 2018, the Company announced the commencement of surface exploration at its Sombrero gold and copper project located in Southern Peru. The program was initiated through the completion of a long-term access agreement with the Huanca Sancos Community allowing Auryn to follow-up on the previously recognized surface mineralization and to delineate drill targets on the southern half of the project.

●
On April 13, 2018, the Company announced the results from the initial five holes of drilling at its Huilacollo project in the Tacna Province, Peru. The highlight from the program was hole 17HUI-002 which returned an intercept of 62 meters of 0.45 g/t Au (including 22 meters of 0.71g/t Au) 100 meters to the northwest of the previously drilled mineralization on the project.

●
On February 6, 2018, the Company announced its preliminary drill plans and staging efforts for its Committee Bay project in Nunavut. During the months of March and April, the Company mobilized fuel and other critical supplies.

< Refer to the page 5 for cautionary wording concerning forward-looking information>

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.1.
Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the consolidated financial condition and results of operations of the Company as at December 31, 2018 and for the twelve months then ended. This MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes thereto as at and for the years ended December 31, 2018 and 2017 which have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts presented in this MD&A are Canadian dollars unless otherwise stated.

The effective date of this MD&A is March 26, 2019.

1.1.1        Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management periodically reviews information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.1.1
Forward-looking statements and risk factors (continued)

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form. These are not the only risks and uncertainties that Auryn faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. These documents are for information purposes only and not incorporated by reference in this MD&A.

1.2.1           Description of business

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru.

Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol AUG and effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

Effective April 1, 2019, Mr. Peter Rees will be resigning as Chief Financial Officer to pursue a new opportunity and the Company will be appointing Ms. Stacy Rowa. Ms. Rowa is a Canadian CPA, CA who has worked with Canadian and US publicly listed resource companies for the past 10 years.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2            Committee Bay and Gibson MacQuoid projects

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuoid projects

Committee Bay

The Committee Bay Project is comprised of more than 300,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2.0 million for each one-third (0.5%) of the NSR.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Committee Bay and Gibson MacQuoid projects (continued)

Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay project with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade (g/t Au)	Tonnes (t)	Gold grade (g/t Au)	Contained Au (oz)
May 31, 2017 Resource
Indicated	Near SurfaceUnderground	3.04.0	1,760,000 310,000	7.728.57	437,000 86,000
			2,070,000	7.85	524,000
Inferred	Near SurfaceUnderground	3.04.0	590,0002, 340,000	7.567.65	144,000 576,000
			2,930,000	7.64	720,000
Table 1: Three Bluffs indicated and inferred resource. See section 1.2.6 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

2018 Exploration Results

During 2018, the Company drilled approximately 9,200 meters across several targets in the vicinity of the Three Bluffs deposit but away from known mineralization. Summarized results from this program, as press released on November 13, 2018, are as follows:

Aiviq Drilling

The Company completed 16 core and 7 RAB drill holes at the Aiviq target in 2018. The majority of the core drill holes intersected 20 - 40 meter widths of intense quartz veining and sulphidized banded iron formations. Results from the Aiviq core drill program include highlights of 13.5 meters of 1.54 g/t gold (including 6 meters of 3.3 g/t gold) 4.5 meters of 2.93/t Au, and 1.5 meters of 8.95/t Au. Due to the strength of the hydrothermal system observed along this regional fault zone, Auryn has further evaluated the high-resolution tills collected in 2017 and 2018 and has identified two additional high-priority drill targets along the Aiviq regional fault zone. One of these targets is located four kilometers south of the 2018 drill program and is known as the Shamrock prospect (Figure 2). The other is located 500 meters southeast of this year’s drill program (Figure 2) and is called Aiviq South.

Kalulik Drilling

A total of 8 RAB holes were drilled at the Kalulik prospect as part of the 2018 drill program. Two separate gold-bearing hydrothermal systems were identified, four kilometers apart, that intersected broad zones of low-grade mineralization over 10 - 20 meter widths within sulphidized banded iron formations and associated quartz veining. These results include 21.34 meters at 0.4 g/t gold and 16.76 meters at 0.45 g/t gold.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Committee Bay and Gibson MacQuoid projects (continued)

Aarluk Drilling

At the Aarluk prospect the best intercept identified from the 7 RAB drill holes was 3.05 meters of 3.39 g/t gold, which was encountered in a weakly sulphidized banded iron formation.

Legend
2018 Diamond Drill Hole
2018 RAB Drill Hole
Previous RAB Drill Hole
Regional Till Au ppb
2018
2016 - 2017
4 - 7
7 - 12
12 - 28
> 28
Geology
Fault
Granodiorite
Banded Iron Formation
Komatiite
Mafic Volcanic
Pelite-Semipelite-Psammite
Tonalite
Kiinng Au
Kiinng Mtn
Kanosak
Aarluk
Castle Rock
Tuluqaq
Castle Pebble
Ziggy North
Aiviq
Four Hills
Three Bluffs
Avinngaq
Ziggy South
Kalulik
Anuri Lakes
40 km
Gold Signature
Aiviq
20 km Shear Zone
Shamrock
Kalulik
New target area 1
New target area 2
Ice direction
3 km
N
Hole 18RG012:
▪ Strongest mineralization observed in core - 13.5m @ 1.54 g/t Au at southwest margin of the program
▪ Drilled up to 8.95 g/t Au at Aiviq

Figure 2 - Illustrates two new target areas defined by high-resolution tills, three kilometers southwest and 500 meters to the southeast of the limit of the 2018 drill program, which will be considered for future drilling.

Fuel Mobilization at Committee Bay

During the second quarter of 2018, the Company mobilized 832 drums of Arctic Diesel and 899 drums of Jet fuel to its Committee Bay project in preparation for its 2018 summer drill program. As of the date of this MD&A, the Company has sufficient fuel on site to complete all of its exploration plans for 2019 including up to 15,000 meters of drilling and as such will not require a mobilization program in 2019. An additional 1,065 drums of Arctic Diesel and 1,042 drums of Jet fuel are stored at a facility in Baker Lake located between Committee Bay and Gibson MacQuoid.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Committee Bay and Gibson MacQuoid projects (continued)

2019 Plans – Targeting and Machine Learning at Committee Bay

As a follow up to the results from the 2018 drill program, the Company engaged Computational Geosciences Inc to implement machine learning technologies to assist in the targeting of high-grade gold mineralization at the Committee Bay project. The machine learning targeting processed the vast amount of historic and modern surface geochemical, geological, geophysical and drill data across the project to derive non-biased correlations within the dataset. The machine learning results, as press released February 19, 2019, include the following highlights:
●       A total of twelve new targets were generated, including:
➢
Two targets overlapping with Auryn’s geologist derived targets, adjacent to the Aiviq and Kalulik discoveries (figure 3);
➢
Two targets creating east and west extensions of the Three Bluffs deposit; and,
➢
Multiple targets hidden beneath shallow lakes and glacial-fluvial cover.
●
A third structure has been identified (in addition to the Three Bluffs structure and Aiviq and Kalulik structure) with 15 kilometers of strike length.

The Company is still in the process of analyzing the data from the 2018 drill program in conjunction with the results from the machine learning targeting exercise, which together will help guide the 2019 exploration plans. As a result of the prior mobilization of fuel to site, the Company has more flexibility around finalizing its 2019 exploration plans.

Figure 3 - Shows a comparison of the geologist and machine learning derived targets from the central portion of the Committee Bay gold belt.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.2
Committee Bay and Gibson MacQuoid projects (continued)

Gibson MacQuoid

The Gibson MacQuoid project is an early stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 19 prospecting permits and 57 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 375,000 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

2018 Exploration Program

During 2018, the Company collected approximately 3,000 tightly spaced till samples and 193 rock samples from boulders and exposed outcrop as a follow up to the 2017 geochemical survey that had identified 8 high priority gold in-till anomalies. The focus of the 2018 exploration program was on delineating these anomalies into distinct drill-ready gold prospects. The Company is reviewing these results as it plans for the 2019 Nunavut field season.

1.2.3
Peruvian exploration projects

Sombrero gold-copper project

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is thought to be a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

The current project consists of over 120,000 hectares of mineral claims covering a number of coincident gold and copper geochemical anomalies. Figure 4 below illustrates the main Sombrero project area comprising of 65,494.7 net hectares where the Company is currently focusing its exploration work; the remainder of the concession blocks held by the Company in the region lie within approximately 80km south and east of this main project area. The land package was assembled through a series of staking campaigns and three separate option agreements detailed below. The Company recorded acquisition costs of US$0.3 million in relation to staking and other claim registration fees for 2018.

Alturas Option

On June 28, 2016, the Company entered into an option with Alturas Minerals Corp. whereby Auryn was granted the option to earn up to a 100% interest to the central area of the project referred to as Sombrero Main. Under the terms of this option, the Company may earn a 100% interest in the 6 mineral claims by completing US$2.1 million in work expenditures within a five-year period and by making a final payment of US$5.0 million. As at December 31, 2018, the Company has satisfied the cash payment requirements of the option and has incurred approximately US$1.3 million in exploration work on the project.

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian exploration projects (continued)

Mollecruz Option

On June 22, 2018, the Company acquired the rights to the Mollecruz concessions located just to the north of Sombrerp Main. Under the terms of the Mollecruz Option, the Company may acquire a 100% interest in the concessions by completing US$3,000,000 in work expenditures and by making payments totaling US$1,600,000 to the underlying owner over a five year period. At signing, Auryn paid US$50,000 and upon exercise of the option, the underlying owner will retain 0.5% NSR royalty with an advance annual royalty payment of US$50,000.

Aceros Option

On December 13, 2019, the Company entered into a series of agreements with Corporacion Aceros Arequipa S.A. (“Aceros”) to acquire the rights to three key inlier mineral concessions. If the Aceros Option is exercised, a joint venture would be formed in which the Company would hold an 80% interest (Aceros – 20%). The joint venture would combine the 530 hectare Aceros concessions plus 4,600 hectares of Auryn’s Sombrero land position. The Company is required to make a series of option payments totalling US$800,000, which includes the $140,000 paid upon signing, as well as completing US$5,150,000 in work expenditures over a five-year period.

Legend
Auryn Claims
Infinita Prosperidad Minera
Fresnillo Peru S.A.C
Other Claims
Work to Date
Sombrero North
Sombrero South
Totora
Copper-gold porphyry mineralization
Rock sample:
0.21-5.07 g/t Au & 0.3-3.14% Cu
Good Lucky
Copper-gold skarn mineralization
Rock sample:
0.30-5.12 g/t Au, 0.54-4.29% Cu
Nioc
Sombrero Main
Multiple gold-copper skarn bodies 4 x 5 km footprint
Work to date
Permit for 40 drill pads underway
Rock samples up to 193 g/t Au & 16% Cu
Trench: 109m of 0.70% CuEQ*
Milpoc
Rock sample:
0.2-8.75% Cu, 1.57-101 g/t Ag
N
6 km
* Refer to news release dated September 26, 2018

Figure 4 - Illustrates the main Sombrero project area and the current 5 Copper-Gold Skarn, Porphyry & Epithermal Targets

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian exploration projects (continued)

2018/2019 Exploration

Throughout 2018 and up until the date of this MD&A, the Company has been aggressively conducting surface geochemistry and geophysical surveys across the southern portions of Sombrero Main. Work conducted to date included 3,184 m of trench samples, 750 rock samples, 250 soil samples and over 12,500 XRF samples as well as 87 line-km of IP and 282 line-km of Mag. This work has further indicated that Sombrero is host to a significant copper-gold system which contains porphyry, epithermal and skarn type mineralization.

The primary area of focus for the initial rounds of work has been a 3.5 km long contact zone between the Ferrobamba limestone and an Intrusive body surrounded by high-grade copper and gold mineralization. Auryn is in the process of filing permits (Figure 4) for an initial Q3 2019 drill program to further test the observed mineralization at depth.

Sombrero
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main
Trench 19SRT-20:
184m of 0.57% CuEQ
including:
- 20m of 1.53% CuEQ
- 24m of 0.76% CuEQ
- 20m of 0.95% CuEQ
10m of 0.23% CuEQ
Fierrazo Area
Legend
Sombrero Claim
Trench Intercept
Target Area
2019 Planned Trench
Marble
Wollastonite
Pyrite Outcrop
Geology
Superficial
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Diorite to Monzodiorite
Texture Obliterated
Rocks Au g/t
2018 2017 Historical
> 2.5
1 - 2.5
0.5 - 1
0.2 - 0.5
0.1 - 0.5
Rocks Cu%
2018 Historical
> 1
0.5 - 1
0.25 - 0.5
0.1 - 0.25
2018 Gold highlights:
193 g/t, 15.05 g/t,
11.05 g/t & 0.88 g/t
Trench 18SRT-09:
105m of 0.30% CuEQ
2018 Copper highlights:
0.62%, 0.47%,
0.42% & 0.26%
Trench 18SRT-08:
60m of 0.29% CuEQ
99m of 0.46% CuEQ
1.5 km extended target area
Trench 18SRT-15:
22m of 0.53% CuEQ
50m of 0.34% CuEQ
Trench 18SRT-18:
16m of 0.53% CuEQ
109m of 0.70% CuEQ*
including:
- 30m of 1.93% CuEQ
- 54m of 0.34% CuEQ
24m of 0.73% CuEQ
2018 Copper highlights:
3%, 0.38%, 0.34%,
0.28% & 0.22%
2018 Copper highlights:
5.25%, 0.84%, 0.46%,
0.44%, 0.42%, 0.41%,
0.38%, 0.28%, 0.27%,
0.26% & 0.24%
2018 Gold highlights:
4.79 g/t, 3.80 g/t,
3.09 g/t, 2.27 g/t, 1.78 g/t,
1.38 g/t, 1.01 g/t & 0.93 g/t
3.5 km target area
Trench 18SRT-16:
64m of 0.27% CuEQ
10m of 0.58% CuEQ
4m of 0.56% CuEQ
66m of 0.28% CuEQ
N
1 km
Trench 18SRT-17:
6m of 0.63% CuEQ
6m of 0.21% CuEQ
2018 Gold highlights:
31.6 g/t, 7.75 g/t, 5.91 g/t, 3.51 g/t,
3.09 g/t, 2.98 g/t, 1.06 g/t, 1.05 g/t,
0.88 g/t & 0.84 g/t
* Refer to news release dated September 26, 2018

Figure 5 - Illustrates the significant copper-gold mineralization Auryn has now trenched over 3.5 kilometers of strike length.

Peripheral to Sombrero Main, the Company has identified additional copper-gold prospects which warrant significant geological follow-up. Specifically, the Fierrazo area where the Company recently released results from its first trench that was characterized by a continuous broad interval of both endoskarn and exoskarn mineralization that sampled 184 meters of 0.57% CuEq. Additionally, the Good Lucky prospect, contained within the Mollecruz concessions, represents an outcropping copper-gold skarn system exposed over 600 meters where sampling has returned up to 5.12 g/t Au and 4.29% Cu.

1.2.3
Peruvian exploration projects (continued)

13 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.3
Peruvian exploration projects (continued)

See the press releases dated June 19, September 5, September 26, October 15, November 26, 2018 and January 7 and March 12, 2019 for complete results from the Company’s geophysical and geochemical surface programs at Sombrero.

Huilacollo

The Huilacollo property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well-defined feeder structures as highlighted by trench intercepts up to 38m at 6.7 g/t Au and drill holes including 34m @ 2.14 g/t. The Company acquired the rights to Huilacollo through an option agreement with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire a 100% interest, subject to an NSR, through a combination of work expenditures and cash payments totaling US$7,000,000 and US$8,750,000 respectively. As of the date of this MD&A, the Company has spent US$4.4 million at the Huilacollo project and does not anticipate satisfying the accumulated work expenditure requirement of US$5.0 million before the May 11, 2019 deadline. Under the terms of the Huilacollo option, the Company can instead make a cash payment equal to 50% of the shortfall at the due date to keep the option in good standing. The Company intends to make this payment.

2017-2018 Drill Program and Exploration

On April 13, 2018, the Company announced the results from the initial five holes of drilling at its Huilacollo project in the Tacna Province, Peru. The highlight from the program was hole 17HUI-002 which returned an intercept of 62 meters of 0.45 g/t Au in oxide (including 22 meters of 0.71g/t Au) 100 meters to the northwest of the previously drilled mineralization on the project. Further drilling will expand upon this step out and target the surface mineralization discovered on the Tacora concession at depth (See the Company press release dated June 1, 2018 for results from Trenching at Tacora).

Baños del Indio

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru.  Baños del Indio is held through an option where the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

Effective September 4, 2018, the Company declared the existence of a force majeure event under the Baños del Indio option thereby deferring the Company’s obligation to make the September 22, 2018 property payment and any subsequent property payments and work expenditures. Despite the Company acting in good faith in its negotiations with the community, the Company, to date, has been unable to reach an access agreement in order to initiate its exploration program on the Baños properties. The Company plans to continue to work towards the resolution of this matter.

14 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.4
Homestake Ridge project

The Homestake Ridge project is located in the Skeena mining division in in north-western British Columbia and covers approximately 7,500 hectares. The project is host to a high-grade underground gold, silver, copper, lead resource which remains open at depth and along strike in several zones.

	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.624	6.25	125,000	47.9	1.0	0.18	2.4
Inferred	7.245	4.00	932,000	90.9	21.2	0.11	16.9

Table 2: Combined Main Homestake, Homestake Silver and South Reef Resources at a 2 g/t AuEq cut-offs. See section 1.2.6 for cautionary language concerning mineral resources and refer to technical report dated September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

2018 Exploration

During 2018, Auryn completed a 2,500 meter diamond drill program along strike from the South Reef deposit. Narrow zones of gold mineralization were encountered in several holes but were not deemed to materially impact the deposit.

The Company is in the process of analyzing the results from its 2017 and 2018 exploration campaigns to determine areas for focus for the future field seasons. These programs could include the testing of several undrilled high priority targets as well as follow-up on regional geochemical anomalies away from the projects main resource areas.

1.2.5
Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

Trenches 2018/2019 (Sombrero, Peru) - Analytical samples were taken from each 1 meter (trenches 18SRT-04 through 18SRT-09) or 2 meter (trenches 18SRT-10 – 18SRT-20) interval of trench floor resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assays were repeated with ore grade four acid digest method (OG62). QA/QC programs for 2018/2019 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than six consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5m. Copper and gold equivalent grades (CuEq and AuEq) were calculated for 2018 using gold price of $1300/oz and copper price of $3.28/lb and for 2019 using gold price of $1300/oz and copper price of $3.00/lb.

15 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.5
Qualified persons and technical disclosures (continued)

Committee Bay Diamond Drilling 2018 - Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than six consecutive meters of less than 0.25 g/t Au.
Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy. Due to the nuggety nature of mineralization encountered, the Company will be running additional analysis on duplicate samples to better understand the analytical precision. True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals

Committee Bay RAB Drilling 2018 - Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au.
Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and adequate precision in a large majority of standards assayed. True widths of mineralization are unknown based on current geometric understanding of the mineralized intervals.

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

This disclosure has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this disclosure have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed may not be comparable to similar information disclosed by U.S. companies.

In addition, this disclosure uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017 as amended October 23, 2017). The Homestake Ridge resource estimate was prepared by RPA (see Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia, September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

16 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.2.5
Qualified persons and technical disclosures (continued)

Peruvian interests within a special economic zone - Auryn holds certain interests in Peru through Corisur Peru SAC, which controls (among other) certain licenses (including the Huilacollo and Baños del Indio projects) that are located within a special legal zone which runs 50km back from the Peruvian border. As a non-Peruvian company, Auryn’s right to ultimately acquire title over the shares issued by Corisur Peru SAC and to own and/or exploit these licenses requires approval from the Peruvian government. While Auryn is in the process of submitting its applications and does not foresee any legal reason why it would be denied the approval, some risk of denial or delay should be assumed to exist.

1.3
Selected annual financial information

	Twelve Months	Twelve Months	Twelve Months
	December 31, 2018	December 31, 2017	December 31, 2016
		(Restated1)	(Restated1)
Comprehensive loss for the period	$17,389	$36,578	$20,539
Net loss for the period	$17,674	$36,500	$20,376
Basic and diluted loss per share	$0.21	$0.48	$0.35
Total assets	$43,523	$43,759	$41,747
Total long-term liabilities	$1,891	$1,662	$1,747
1 Restated for change in accounting policy (see section 1.13)

The Company generated no revenues from operations during the above periods.

1.4      Discussion of operations

Three months ended December 31, 2018 and 2017 (Q4 2018 vs. Restated Q4 2017)

During the three months ended December 31, 2018, the Company reported a net loss of $2,351 and loss per share of $0.03 compared to a net loss of $4,707 and loss per share of $0.06 for the same period in 2017. The $2,356 decrease in net loss in the current quarter is driven by a $2,465 decrease in the exploration and evaluation costs, offset by a $203 decrease in the amortization of the flow through liability premium. Significant variances within operating expenses and other expenses are discussed as follows:

Operating expenses

(1)
Exploration and evaluation costs in Q4 2018 were $1,269 compared to $3,734 in Q4 2017, a decrease of
$2,465, driven by the following:

a.
Homestake decrease of $1,039 – During Q4 2018 the Company had minimal expenditures as its 2,500 meter drill program at Homestake was completed in Q3 2018. The higher expenditures in the comparable period related to the larger-scale 15,000 meter 2017 drill program which was not completed until Q4 2017.

b.
Peru decrease of $1,347 – The decrease in costs relates to the Company’s focus being entirely on its Sombrero project where in Q4 2018 it was conducting surface exploration and pursuing its initial drill permit. During Q4 2017, the Company had active exploration on-going at Sombrero and had commenced its intial drill program at the Huilacollo project which drove the much higher costs for the period.

(2)
Regulatory, transfer agent and shareholder information costs decreased to $28 in Q4 2018 from $148 in the prior year quarter, a decrease of $120 which related to the Company’s original NYSE American listing fee that was recorded in Q4 2017.

17 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.4
Discussion of operations (continued)

Other expenses and income:
(3)
During the three months ended December 31, 2018, the Company recorded other income of $111 related to the amortization of the flow-through share premium liability compared to $313 for the three months ended December 31, 2017. The amortization of the liability is driven by the amount of flow-through eligible Canadian exploration and evaluation expenditures incurred in the period which for the current quarter was $489 compared to $1,169 for the same period in the previous year.

Year ended December 31, 2018 and 2017 (2018 vs. Restated 2017)

During the year ended December 31, 2018, the Company reported a net loss of $17,674 and loss per share of $0.21 compared to a net loss of $36,500 and loss per share of $0.48 for the 2017 year. The $18,826 decrease in net loss in the current year is primarily driven by a $21,517 decrease in the exploration and evaluation costs due to lower levels of activity which in turn resulted in a reduction in corporate and other administrative costs.  Significant variances within operating expenses and other expenses are discussed as follows:

Operating expenses

(1)
Exploration and evaluation costs for the year ended December 31, 2018 were $14,653 compared to $36,170 in the prior year, a decrease of $21,517, due to the following:

a.
Committee Bay and Gibson MacQuoid decrease of $15,007 – The reduction in costs in the current year is driven by the larger scale 2017 Committee Bay drill campaign during which more than three times the amount of drilling was completed in comparison to the more focused 2018 program.

b.
Homestake Ridge decrease of $4,842 – Lower costs at Homestake in 2018 were also related to the size of the drill program in the current year which included only 2,500 meters of drilling compared to almost 15,000 meters in 2017.

c.
Peru decrease of $1,668 – In 2017 the Company was actively exploring both the Huilacollo and Sombrero properties, preparing for and commencing its Huilacollo drill program during the year. Once the drilling at Huilacollo was completed in Q1 2018, the focus in Peru was shifted entirely to obtaining community agreements and continuing surface programs at Sombrero which resulted in lower costs for 2018.

(2)
Fees, salaries and other employee benefits, which includes share-based compensation, decreased by $914 for the year ended December 31, 2018 compared to the prior year. The decrease is attributable in part to several executive salary reductions and lower bonuses paid in the current year as a result of difficult market conditions. Additionally, the current period share-based compensation is lower, $654 versus $1,053 in 2017, as various prior year grants were fully vested prior to the start of 2018 and those options that were granted in Q2 2018 had a lower fair value because of the drop in the Company’s share price.

(3)
Insurance costs in 2018 increased by $108 from $202 in 2017 up to $310 in the current year. The reason for the increase is the additional Directors and Officers insurance obtained in July 2017 after the Company listed on the NYSE American in July 2017.

(4)
Office and administration costs decreased by $118 year over year as the Company made efforts to reduce the overall general and administration burn rate of the Company.

(5)
Regulatory, transfer agent and shareholder information decreased by $102 in 2018 as costs were higher than normal in 2017 due to the Company’s listing on the NYSE American.

Other expenses and income:
(6)
During the year ended December 31, 2018, the Company recorded other income of $2,347 related to the amortization of the flow-through share premium liability compared to $5,966 for the prior year. The amortization of the liability is driven by the amount of flow-through eligible Canadian exploration and evaluation expenditures incurred in the period which for the current year was $9,416 compared to $22,307 for the previous year.

18 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.4
Discussion of operations (continued)

Summary of Project Costs

During the year ended December 31, 2018, the Company spent $1.4 million in mineral property acquisition costs and $14.7 million in exploration and evaluation costs on its projects as outlined below:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Acquisition costs
Balance as at December 31, 2017 (restated)	$18,681	$16,060	$2,517	$37,258
Additions	-	-	1,392	1,392
Change in estimate of provision for site reclamation and closure	190	-	-	190
Currency translation adjustment	-	-	232	232
Balance December 31, 2018	$18,871	$16,060	$4,141	$39,072

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Exploration and evaluation costs
Assaying	$695	$111	$171	$977
Exploration drilling	1,368	391	307	2,066
Camp cost, equipment and field Supplies	767	269	775	1,811
Geological consulting services	526	201	945	1,672
Geophysical analysis	-	-	212	212
Permitting, environmental and community costs	302	107	885	1,294
Expediting and mobilization	256	93	35	384
Salaries and wages	1,455	327	406	2,188
Fuel and consumables	110	67	22	199
Aircraft and travel	2,893	475	119	3,487
Stock based compensation	129	46	188	363
Exploration and evaluation costs for the year ended December 31, 2018	$8,501	$2,087	$4,065	$14,653

19 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.4
Discussion of operations (continued)

Future operations and 2019 expenditure forecast

The Company's business objectives for the next twelve to eighteen months will include the advancement of the Company’s Sombrero project through a combination of surface work and drilling.  The Company will also continue exploration of the Committee Bay and Homestake Ridge projects and its portfolio of other projects in Peru. The Company may look to make strategic acquisitions to consolidate land packages where possible and may consider the sale of non-core assets to generate funding for its other exploration activities.

For fiscal 2019, the Company has budgeted expenditures of approximately $11.9 million, of which $8.2 million is budgeted to be spent on its mineral properties to complete the following programs by December 31, 2019. Approximately $4.0 million is contingent on receiving drill permits at its Sombrero project.

●
At the Sombrero Project in Peru, the Company plans to advance its copper-gold skarn project/porphyry target. The Company plans to expand its surface exploration programs, which will include soil sampling, rock sampling, channel sampling and geophysical surveys at the Fierrazo, Nioc, Good Lucky and Totora target areas.  An initial drill program targeting the Ferrobamba limestone to intrusive contact zone at the Somobrero Main target is planned for Q3 2019 contingent on receiving a drill permit for 40 pads which is in process.

●
At the Committee Bay Project, the Company anticipates completing additional surface programs to include till sampling and mapping to follow up on the targets identified through the machine-learning process announced in the news release dated February 19, 2019. A follow-up drill program of up to 10,000 meters may be completed contingent on the on-going targeting work and general market conditions. Additional funding would be required to fund the drilling.

●
At the Homestake Ridge Project the company anticipates completing additional surface work further developing prospects along the same structural trend as the Homestake Main deposit as well as following up on 2017 stream sediment anomalies and on historic MinFile occurrences. Several drill targets identified in 2017 and 2018 remain untested which may form part of the 2019 or other future programs.

1.5         Summary of quarterly results

Three months ended	Interest income	Net loss	Comprehensive loss	Loss per share
In thousands of Canadian dollars except per share amounts
	$	$	$	$
December 31, 2018	33	2,351	2,166	0.03
September 30, 2018	31	7,488	7,545	0.08
June 30, 2018	34	4,372	4,281	0.05
March 31, 2018	12	3,463	3,397	0.04
December 31, 20171	38	4,706	4,715	0.06
September 30, 20171	67	18,374	18,422	0.24
June 30, 20171	78	9,348	9,368	0.12
March 31, 20171	64	4,072	4,073	0.05

1 Restated for change in accounting policy (see section 1.13)

During the last eight quarters, the Company’s net loss has ranged between $18,374 and $2,351. In each of the two years reflected, the largest loss was recorded for the third quarter which is when the Company’s summer drill programs occur at each of the Committee Bay, Gibson MacQuoid and Homestake projects. Furthermore, when looking at the quarterly losses by year, the 2017 losses exceeded those in the respective 2018 quarters due to the larger scale programs completed in 2017 while in 2018 the Company completed more focused, smaller-scale programs.

20 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7      Financial position and liquidity and capital resources

	December 31, 2018	December 31, 2017 (Restated)
	$	$
Cash and restricted cash	1,768	2,589
Mineral property interests	39,072	37,258
Current liabilities	1,153	1,238
Non-current liabilities	1,891	1,662

As at December 31, 2018, the Company had unrestricted cash of $1.7 million (December 31, 2017 - $2.5 million) and working capital (excluding the flow-through premium liability) of $1.8 million (December 31, 2017 - $3.7 million). Current liabilities that are to be settled in cash as at December 31, 2018 include accounts payable and accrued liabilities of $0.8 million, which have primarily been incurred in connection with the corporate costs related to keeping the Company’s public listings in good standing.

During the year ended December 31, 2018, the Company used net cash of $17.8 million in operating activities compared to $41.3 million in the prior year.

Cash used in investing activities during the year ended December 31, 2018 was $1.4 million while cash used in investing activities was $1.2 million in 2017.

During the year ended December 31, 2018, the Company generated net proceeds of $18.4 million from financing activities through the issuance of common shares compared to $42.6 million in the previous year.

The Company’s working capital as at December 31, 2018 provides sufficient capital for the Company to meet its immediate liquidity requirements, including its contractual obligations which consist primarily of accounts payable and accrued liabilities and the requirement to spend remaining flow through funds at the Company’s Canadian projects. Subsequent to year end, the Company announced a private placement for net proceeds of $3.5 Million (see discussion below) to partially fund planned exploration programs on its mineral interest properties for the next 12 months. If market conditions warrant, the Company may raise additional capital to further fund these exploration programs.

March 2019 Private Placement

On March 15, 2019, the Company announced a non-brokered private placement for gross proceeds of $3.5 million. The placement will consist of approximately 2,187,500 common shares priced at CAD$1.60 per Share.

The Company intends to use the net proceeds from the 2019 Offering to fund continued surface exploration at its Sombrero copper-gold project located in Ayacucho, Peru and for general working capital.

The Shares issued under the 2019 Offering will be subject to a four-month hold period and will not be registered in the United States. Commissions may be paid on a portion of the proceeds from the 2019 Offering. Closing of the 2019 Offering is anticipated to occur on or before March 29, 2019 and is subject to customary closing conditions including, but not limited to the negotiation, execution of subscription agreements and receipt of applicable regulatory approvals, including approval of the Toronto Stock Exchange.

21 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

August 2018 Flow-Through Funding

On August 16, 2018 the Company closed its previously announced non-brokered flow-through private placement for gross proceeds of $7.3 million. The placement consisted of approximately 2.1 million flow-through common shares priced at CAD$1.60 per flow-through share and approximately 2.2 million charity flow-through shares priced at an average of CAD$ 1.80 per charity flow-through share. Goldcorp Inc. maintained its pro-rata interest in Auryn (approximately 12.4%) by acquiring 490,000 common shares from the purchasers of the charity flow-through shares.

Share issue costs related to the August 2018 Offering totalled $400, which included $350 in commissions, and $50 in other issuance costs. The gross proceeds from the August 2018 Offering were also offset by $1,742, an amount related to the flow-through share premium liability. A reconciliation of the impact of the August 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Flow-through shares issued at $1.60 per share2,084,375		$3,335
Flow-through shares issued at $1.75 per share	1,215,000	2,126
Flow-through shares issued at $1.87 per share	1,000,000	1,870
Cash share issue costs	-	(400)
Proceeds net of share issue costs	4,299,375	6,931
Flow-through share premium liability	-	(1,742)
	4,299,375	$5,189
A summary of the intended use of the gross cash proceeds of $7.3 million is presented in the table below. Due to the fact that only flow-through funds were raised in the August 2018 Offering, funds from the March 2018 Offering were used to cover the cash share issuance costs of $400.

	Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the August 2018 Offering	Actual activities	Actual Use of Proceeds of the Offering to December 31, 2018	(Over)/under expenditure
Committee Bay & Gibson MacQuoid	Flow-through eligible - 2018 drill and exploration program	$5,461	- 2018 flow through E&E	$5,028	$433
Homestake	Flow-through eligible - 2018 drill and exploration program	1,870	- 2018 flow through E&E	1,133	737
	Total	$7,331		$6,161	$1,170
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.
The Company completed 9,200 meters of drilling at its Committee Bay project, (budgeted 10,000 meters), 3,000 till samples surface program at Gibson MacQuoid (budgeted 3,600) and 2,500 meters of drilling at Homestake Ridge (budgeted 3,000). Remaining flow-through funds will be used in 2019 programs.

22 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7      Financial position and liquidity and capital resources (continued)

March 2018 Offering

On March 23, 2018 the Company closed the March 2018 Offering by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million. The 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “March 2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The 2018 Flow-Through Shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company. The proceeds from the sale of the 2018 Flow-Through Shares will be used exclusively for exploration on the Company’s Committee Bay project.

A reconciliation of the impact of the 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Cash share issue costs	-	(1,336)
Proceeds net of share issue costs	7,107,211	11,279
Flow-through share premium liability	-	(737)
	7,107,211	$10,542

23 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

A summary of the intended use of the net cash proceeds of $11.3 million is presented as follows:

	Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the 2018 Offering	Actual activities (March 23-December 31, 2018)	Actual Use of Proceeds of the Offering to December 31, 2018	(Over)/under expenditure
Committee Bay & Gibson MacQuoid
Flow-through eligible funds
- 2018 drill and exploration programs
Non-flow -through funds
- Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program
		$ 2,561 1,928	- flow through E&E - other E&E	$ 2,561 205	$ 0 1,723
Homestake	Non-flow -through funds - Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program	1,286	- other E&E	131	1,155
Peru	Non-flow -through funds - Exploration expenditures in Peru including the continuation of the Company’s drill program at the Huilacollo project and initial surface work at it Sombrero project	2,571	- Acquisition costs - E&E	1,370 2,704	(1,503)
Other	General working capital	2,934		3,826	(892)
	Total	$ 11,280		$ 10,797	$ 483
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.
The financing was completed on March 23, 2018 and $10.8 million in funds have been used since then which included both flow-through funds expended on the Committee Bay mobilization as well as non-flow through funds spent on mineral property acquisitions and exploration in Peru.

24 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7
Financial position and liquidity and capital resources (continued)

January 2017 Offering

On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41.2 million (the “January 2017 Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the January 2017 Offering totalled $2.2 million, which included $2.0 million in commissions, and $0.2 million in other issuance costs. The gross proceeds from the January 2017 Offering were also offset by $6.1 million, an amount related to the flow-through share premium liability. A reconciliation of the impact of the January 2017 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share4,951,584		$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

All funds remaining from the January 2017 Offering were fully expended during the year ended December 31, 2018 including the remaining flow-through funds which were spent on the 2018 summer drill program at the Homestake Ridge project.

Exercise of Share Options

During the year ended December 31, 2018, 220,000 shares were issued as a result of share options being exercised with a weighted average exercise price of $0.91 for gross proceeds of $198. Attributed to these share options, fair value of $156 was transferred from the equity reserves and recorded against share capital.

Exercise of Warrants

During the year ended December 31, 2018, 15,000 shares were issued as a result of share purchase warrants being exercised with an exercise price of $1.40 for gross proceeds of $21. Attributed to these share purchase warrants, fair value of $12 was transferred from the equity reserves and recorded against share capital.

Other sources of funds

As at December 31, 2018, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options with terms as follows:

Stock options

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	850,000	$.51	0.13	850,000	$0.51	0.13
Aug 17, 2020	960,000	1.30	1.63	960,000	1.30	1.63
June 21, 2021	2,195,000	2.63	2.47	2,195,000	2.63	2.47
Jan 10, 2022	440,000	3.22	3.03	440,000	3.22	3.03
May 5, 2022	65,000	3.04	3.35	65,000	3.04	3.35
June 20, 2023	795,000	1.42	4.47	397,500	1.42	4.47
June 26, 2023	900,000	1.42	4.49	450,000	1.42	4.49
	6,205,000	$1.85	2.62	5,357,500	$1.92	2.32

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7     Financial position and liquidity and capital resources (continued)

Of the 850,000 share options set to expire on February 17, 2019, 810,000 were exercised subsequent to December 31, 2018 for proceeds of $413 and the remaining 40,000 expired. In addition, 25,000 share options with an exercise price of $1.30 were exercised subsequent to year end for proceeds of $33.

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8          Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

1.9         Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

	Years ended December 31,
	2018	2017
Universal Mineral Services Ltd. 1
Exploration and evaluation costs:
Committee Bay	$510	$529
Homestake	136	352
Peru	179	136
Fees, salaries and other employee benefits	462	574
Insurance	1	2
Legal and professional fees	9	-
Marketing and investor relations	70	7
Office and administration	344	419
Project investigation costs	6	10
Regulatory, transfer agent and shareholder information	-	17
Total transactions for the period	$1,717	$2,046

1.
Universal Mineral Services Ltd., (“UMS”) is a private company with certain directors and officers in common. Pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, UMS provides geological, financial and transactional advisory services as well as administrative services to the Company on an ongoing, cost recovery basis. Having these services available through UMS allows the Company to maintain a more efficient and cost-effective corporate overhead structure by hiring fewer full time employees and engaging outside professional advisory firms less frequently.

The outstanding balance owing at December 31, 2018 was $262 (December 31, 2017 – $179). In addition, the Company had $150 on deposit with UMS as at December 31, 2018 (December 31, 2017 - $150).

1.10
Subsequent events

See section 1.6/1.7

1.11
Proposed transactions

None

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.12
Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

i.
Provisions

 Provisions recognized in the financial statements involve judgments on the occurrence of future events, which could result in a material outlay for the Company. In determining whether an outlay will be material, the Company considers the expected future cash flows based on facts, historical experience and probabilities associated with such future events. Uncertainties exist with respect to estimates made by management and as a result, the actual expenditure may differ from amounts currently reported.

The Company does not have any provisions recorded for the years ended December 31, 2018 and 2017, other than that related to the reclamation obligations which are discussed below.

ii.
Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

The key assumptions on which the present value of the future estimated cash flows is based as at December 31, 2018 and 2017 are:

●
Undiscounted cash flow for site reclamation of $2,545 (December 31, 2017 - $2,250)

●
Expected timing of future cash flows is based on mining leases expiration, which is between 2026 and 2033

●
Annual inflation rate 2% (December 31, 2017 - 2%)

●
Risk-free interest rate 2.41% (December 31, 2017 - 2.26%)

27 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.12
Critical accounting estimates (continued)

iii.
Share-based compensation

The Company determines the fair value of stock options granted using the Black‐Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

The fair value of the share-based options granted during the years ended December 31, 2018 and 2017 were estimated using the Black-Scholes option valuation model with the following assumptions:

	Years ended December 31,
	2018	2017
Risk-free interest rate	1.97%	0.94%
Expected dividend yield	nil	nil
Share price volatility	67%	77%
Expected forfeiture rate	0%	0%
Expected life in years	4.36	4.34

iv.
Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate in Canada of 27% and 29.5% in Peru.

1.13
Changes in accounting policies including initial adoption

The Company has adopted the following new accounting standards and policies during the year ended December 31, 2018:

Revenue Recognition

Effective January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The adoption of this standard did not impact the Company’s financial statements, as currently the Company does not earn revenues.

28 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.13
Changes in accounting policies including initial adoption (continued)

Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The adoption of this standard did not impact the Company’s financial statements as currently the Company does not hold any financial instruments for which the underlying accounting will be impacted.

Voluntary accounting policy change

Effective January 1, 2018 the Company elected to change its accounting policy for exploration and evaluation costs incurred subsequent to the acquisition of a mineral property interest. Previously the Company had capitalized these costs as part of mineral property interests in accordance with IFRS 6 which allows for mining exploration companies to either capitalize or expense such costs.

Management determined that expensing exploration and evaluation costs would provide more relevant information to many of its financial statements users, as it would allow for comparisons to be drawn against both its Canadian peers, many of which choose to expense such costs, as well as its American peers as the policy is more in line with United States Generally Accepted Accounting Policies (“US GAAP”) requirements to expense costs, other than those incurred to acquire the right to explore a mineral property, until the economic viability of a project is established.

The Company will continue to capitalize the costs incurred to acquire the right to explore a mineral property until the right is lost or the value of the mineral property is determined to be impaired.

See note 3 (d) of the Company’s December 31, 2018 consolidated financial statements for the Company’s revised accounting policy on exploration and evaluation costs and mineral property interests.

As a result of this voluntary change in accounting policy, the Company has restated certain prior period amounts within the December 31, 2018 consolidated financial statements to be in accordance with this new policy. The impact on prior period amounts is outlined below:

Statements of Financial Position

As at January 1, 2017	As previously reported	Adjustment	Restated
Mineral property interests	58,815	(22,765)	36,050
Accumulated other comprehensive income	(29)	11	(18)
Deficit	11,743	22,754	34,497
As at December 31, 2017	As previously reported	Adjustment	Restated
Mineral property interests	95,986	(58,728)	37,258
Accumulated other comprehensive income	256	(196)	60
Deficit	12,073	58,924	70,997

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AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.13
Changes in accounting policies including initial adoption (continued)

Statements of Loss and Comprehensive Loss

Year ended December 31, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation costs	$ -	$ 36,170	$ 36,170
Loss for the period	330	36,170	36,500
Unrealized currency (gain) loss on translation of foreign operations	285	(207)	78
Net comprehensive loss	615	35,963	36,578

Loss per share (basic and diluted)	$0.00	$0.48	$0.48

Statement of Cash Flows

Year ended December 31, 2017	As previously reported	Adjustment	Restated
Loss for the period	330	36,170	36,500
Share-based compensation	1,071	767	1,838
Depreciation of fixed assets	-	253	253
Changes in non-cash working capital
Prepaid expenses and deposits	(901)	15	(886)
Accounts payable and accrued liabilities	140	139	279
Cash used in operating activities	(6,321)	(34,996)	(41,317)
Exploration and evaluation costs	(36,319)	36,319	-
Acquisition of mineral property interests	-	(1,323)	(1,323)
Cash used in investing activities	(36,222)	34,996	(1,226)

New and amended accounting standards not yet effective as at December 31, 2018 are summarized as follows:

Leases

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset during the term of the lease. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company will adopt IFRS 16 on its effective date of January 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company will make the following elections under IFRS 16:

●
to measure its right of use assets at amounts equal to the associated lease liabilities;

●
to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets; and

●
to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases.

The Company does not expect the adoption of IFRS 16 to have a material impact on its financial statements. Due to the seasonality of the Company’s exploration programs, many of its exploration contracts are short term in nature and therefore will be exempt for the recognition provisions of IFRS 16.

30 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.14
Financial instruments and other instruments

As at December 31, 2018, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits, and accounts payables and accrued liabilities. The fair values of these financial instruments, other than the marketable securities, approximate their carrying values due to their short term to maturity. The Company’s marketable securities, which were classified under level 1 of the fair value hierarchy, are measured at fair value using their quoted market price at period end.

The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk. Details of the primary risks that the Company is exposed to are laid out in the notes to the Company’s consolidated financial statements. It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

1.15
Other requirements

Capital structure

Authorized: Unlimited number of common shares
Number of common shares issued and outstanding as at March 26, 2019: 91,222,816
Number of common shares issued and outstanding as at December 31, 2018: 90,387,816

Share based options as at March 26, 2019:

	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Aug 17, 2020	935,000	1.30	1.40	935,000	1.30	1.40
June 21, 2021	2,095,000	2.63	2.24	2,095,000	2.63	2.24
Jan 10, 2022	440,000	3.22	2.80	440,000	3.22	2.80
May 5, 2022	65,000	3.04	3.11	65,000	3.04	3.11
June 20, 2023	795,000	1.42	4.24	397,500	1.42	4.24
June 26, 2023	900,000	1.42	4.25	450,000	1.42	4.25
Feb 7, 2024	210,000	1.36	4.87	52,500	1.36	4.87
	5,440,000	$2.03	2.88	4,435,000	$2.17	2.54

There are no share purchase warrants outstanding as at March 26, 2019.

31 of 32

AURYN RESOURCES INC.
Management’s Discussion and Analysis of Financial Condition and
Results of Operations for the Year Ended December 31, 2018
(In thousands of Canadian dollars, unless otherwise noted)

1.15
Other requirements (continued)

Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company have in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2018 from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of the date of this report.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

●
pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
●
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

As part of its annual evaluation process, management engaged a third party consultant to perform testing over the design and effectiveness of ICFR as at December 31, 2018. This testing was done under the supervision of the CEO and CFO to support management’s evaluation of the key controls based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Management concluded that the Company’s ICFR was effective as of that date.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
Shawn Wallace
President and Chief Executive Officer
March 26, 2019

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